July 7, 2006

Paracorp Incorporated
As agent for service for Sun World Partners, Inc.
318 North Carson St., Suite #208
Carson City, NV 89701

      **Re:    Sun World Partners, Inc.**
              **Amendment No. 2 to Registration Statement on Form SB-2**
              **Filed June 23, 2006**
              **File No. 333-132472**

Dear Sir/Madam:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      Please add a recent developments section to discuss any material events concerning your results of operations, liquidity and capital resources since February 28, 2006.

Competition and Competitive Strategy, page 19

2.      We note your response to comment 1. Please provide us details regarding the scope of your internet search, including the search terms used.

Certain Relationships and Related Transactions, page 27

3.      Please refer to prior comment 4.  Please expand the fourth paragraph of this section to disclose the loan balance as of the most recent practical date.

Compensation, page 29

4.      Please update this section for the fiscal year ended May 31, 2006.

Recent Sales of Unregistered Securities, page 32

5.      Please refer to prior comment 6.  Please reconcile the disclosure on page F-12 with the disclosure in this section.  Also, the issuance of shares in a recapitalization should be disclosed in this section based on Item 701 of Regulation S-B.

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Burton at (202) 551-3626 or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                        Sincerely,


                                        Russell Mancuso
                                        Branch Chief